Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) CHANGE OF DIRECTORS

(2) CHANGE IN COMPOSITION OF AUDIT COMMITTEE AND

NOMINATION AND REMUNERATION COMMITTEE

CHANGE OF DIRECTORS

The board (the “Board”) of directors (the “Directors”) of Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) announces that, on August 14, 2025, Mr. Weidong LI (“Mr. LI”) has tendered his resignation as an independent non-executive Director, a member of the audit committee of the Company (the “Audit Committee”) and the chairman of the nomination and remuneration committee of the Company (the “Nomination and Remuneration Committee”) due to changes in his personal work arrangements which require him to devote substantially more time to his other professional commitments.

The resignation of Mr. LI took effect from August 14, 2025, being the date of his resignation letter. Mr. LI has confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its appreciation to Mr. LI for his significant contribution to the Company during his tenure of office.

The Board is pleased to announce that, it has accepted the recommendations of the Nomination and Remuneration Committee and resolved to appoint Ms. Wai Ping Tina LEE (“Ms. LEE”) as an independent non-executive Director, a member of each of the Audit Committee and the Nomination and Remuneration Committee, with immediate effect. In light of the amendments to the Corporate Governance Code under the Listing Rules which came into effect on July 1, 2025, Ms. LEE’s appointment is made, among others, to enhance Board’s diversification with more female representation on the Board.

The biographical details of Ms. LEE are set out below.

Ms. LEE

Ms. Wai Ping Tina LEE, aged 63, is a legal and banking professional with over four decades of experience across leading financial institutions and law firms. She currently serves as a consultant at Ng, Au Yeung & Partners, Solicitors and Notaries, a role she assumed in April 2024. Prior to this, Ms. LEE held several senior legal positions at The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Stock Exchange (stock code: 0005)) from 2001 to 2023. Her roles included Senior Legal Counsel for retail, private banking, and treasury businesses; and later, Regional Head of Legal for Commercial Banking, Asia Pacific. Ms. LEE began her legal career at Koo and Partners (a local law firm which later merged into Paul Hastings LLP in 2001), where she progressed from Associate Solicitor to Partner in the Banking Practice Group between 1995 and 2001. Before entering the legal profession, she worked in banking from 1984 to 1992 through different roles at the Hong Kong offices of Mizuho Bank, Bank of Credit and Commerce, Standard Chartered Bank (a company whose shares are listed on the Stock Exchange (stock code: 2888)), and Banque Nationale de Paris. Her responsibilities ranged from relationship management and credit to loan administration and team leadership. She holds a Professional Diploma in Business Studies (Banking) from the Hong Kong Polytechnic University and completed her legal education at Hong Kong University SPACE and Manchester Metropolitan University. Ms. LEE was admitted as a solicitor in Hong Kong in 1995 and in England and Wales in 1997.

Ms. LEE has entered into a service agreement with the Company for an initial term of three years commencing from August 14, 2025 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)). According to the Company’s current articles of association, Ms. LEE will hold office as an independent non-executive Director until the first annual general meeting of the Company after her appointment and shall be eligible for re-election. In addition, according to the terms of Ms. LEE’s appointment, Ms. LEE’s emoluments will be RMB125,000 per quarter of the director services, which are determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account her duties and responsibilities and the prevailing market conditions.

Save as disclosed above, as of the date of this announcement, Ms. LEE has confirmed that she (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Ms. LEE has also confirmed that she does not have any relationship with any Directors, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Ms. LEE.

Ms. LEE has confirmed that (i) she meets the independence criteria as set out in Rule 3.13 of the Listing Rules; (ii) she has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined under the Listing Rules) of the Company; and (iii) there are no other factors that may affect her independence at the time of her appointment.

The Board would like to express its warmest welcome to Ms. LEE on her appointment.

CHANGE IN COMPOSITION OF AUDIT COMMITTEE AND NOMINATION AND REMUNERATION COMMITTEE

With effect from August 14, 2025, Mr. David Xianglin LI has resigned as a member of the Nomination and Remuneration Committee, and the Board has resolved to appoint Mr. Dicky Peter YIP as the chairman of the Nomination and Remuneration Committee, and Ms. LEE as a member of each of the Audit Committee and the Nomination and Remuneration Committee following Mr. LI’s resignation.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, August 14, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.

3